UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2022

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

On December 13, 2022, BiondVax Pharmaceuticals Ltd (the “Company”) held its extraordinary general meeting of shareholders (the “Meeting”). The total number of American Depository Shares (“ADSs”) (at the time of the record date of the Meeting, each representing forty (40) ordinary shares of the Company, and currently representing four hundred (400) ordinary shares of the Company) entitled to vote at the Meeting was 18,855,770 and there were present, in person or by proxy, 6,896,278 ADSs, which constituted a quorum for the Meeting. The matters voted upon, and the results of the vote were as follows:

Proposal 1a: Approval of the re-election of Mr. Adi Raviv as external director, to serve for a period of three years, subject to, and in accordance with, the Israeli Companies Law 5759-1999, and his compensation

The shareholders approved the re-election of Mr. Adi Raviv as external director, to serve for a period of three years, subject to, and in accordance with, the Israeli Companies Law 5759-1999, and his compensation:

FOR	AGAINST	ABSTAIN
6,718,131	155,738	21,609

The total number of votes of the holders that are not controlling shareholders and do not have a personal interest in approval of the proposal that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In addition, the majority vote at the Meeting in favor of the proposal included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account.

Proposal 1b: Approval of the re-election of Ms. Yael Margolin as external directors, to serve for a period of three years, subject to, and in accordance with, the Israeli Companies Law 5759-1999, and her compensation.

The shareholders approved the re-election of Ms. Yael Margolin as external directors, to serve for a period of three years, subject to, and in accordance with, the Israeli Companies Law 5759-1999, and her compensation:

FOR	AGAINST	ABSTAIN
6,721,470	156,787	16,701

The total number of votes of the holders that are not controlling shareholders and do not have a personal interest in approval of the proposal that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. In addition, the majority vote at the Meeting in favor of the proposal included at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account.

Proposal 2: Approval of an amendment to the Company’s Articles of Association to revise the quorum requirements for general meeting of shareholders.

The shareholders approved an amendment to the Company’s Articles of Association to revise the quorum requirements for general meeting of shareholders:

FOR	AGAINST	ABSTAIN
6,711,325	171,763	12,370

At least 75% of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, voted in favor of Proposal 2.

Proposal 3: Approval of an amendment to the Company’s Articles of Association to increase the authorized share capital of the Company.

The shareholders approved an amendment to the Company’s Articles of Association to increase the authorized share capital of the Company:

FOR	AGAINST	ABSTAIN
6,545,669	336,829	13,780

Proposal 4: Approval of the compensation to directors serving as chairpersons of committees of the Board of Directors.

The shareholders approved the compensation to directors serving as chairpersons of committees of the Board of Directors:

FOR	AGAINST	ABSTAIN
6,540,944	344,557	9,877

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BiondVax Pharmaceuticals Ltd

December 14, 2022	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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